===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      (Amendment No. 7 - Final Amendment)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  35921W 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                                 Andrew Siegel
                                 Morgan Stanley
                                 1585 Broadway
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 18, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                              -------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: o

                         (Continued on following pages)
                               Page 1 of 21 Pages

===============================================================================

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 2 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morgan Stanley
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO, IA

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 3 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MSDW Venture Partners IV, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO, IA

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 4 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MSDW Venture Partners IV, L.L.C.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO, IA

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 5 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morgan Stanley Dean Witter Venture Partners IV, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN, IA

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 6 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morgan Stanley Dean Witter Venture Investors IV, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 7 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 8 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Morgan Stanley Dean Witter Equity Funding, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                       Page 9 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Originators Investment Plan, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP No. 35921 W 10 1                                      Page 10 of 21 Pages
-----------------------                                 -----------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MSDW OIP Investors, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  |_|

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    -0-
                           ----------------------------------------------------
   NUMBER OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               -0-
         WITH              ----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    -0-
                           ----------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- See Item 4 and Item 5

-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              |X|
        CERTAIN SHARES*

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0-% - See Item 4 and Item 5

-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 7 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1"), Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2"), Amendment No. 3 filed on August 13, 2002 (the "Amendment No. 3"), Amendment No. 4 filed on August 30, 2002 (the "Amendment No. 4"), Amendment No. 5 filed on November 27, 2002
(the "Amendment No. 5") and Amendment No. 6 filed on January 14, 2003 (the "Amendment No. 6", the Original Schedule 13D as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 7 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 7.

     The purpose of this Amendment No. 7 is to report that the Reporting Persons identified in this report no longer beneficially own any securities of Frontstep, Inc. (the "Company") as of February 18, 2003, the date on which MAPICS, Inc. ("MAPICS") consummated its acquisition of the Company pursuant to the terms of the Agreement and Plan of Merger dated November 24, 2002 among the Company, MAPICS and FP Acquisition Sub, Inc., a wholly-owned subsidiary of MAPICS (the "Merger Agreement").

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the text below immediately before the last paragraph of Item 4:

          Closing of the Merger

               On February 18, 2003, shareholders of the Company approved the Merger. On the same date, shareholders of MAPICS approved the issuance of MAPICS Stock (as defined below) in the Merger. On February 18, 2003, the Merger was consummated by MAPICS and the Company (the "Closing of the Merger") and the following transactions took place at the Closing of the Merger pursuant to the Merger Agreement (the "Closing Transactions"):

               Cancellation of the 2000 Warrants. At the Closing of the Merger on February 18, 2003, and pursuant to the terms of the Restructuring Letter, the Funds, Equity Funding and OIP surrendered all of the 2000 Warrants beneficially owned by them (an aggregate of 320,212 2000 Warrants) and the Company cancelled all such 2000 Warrants upon their receipt.

               Pay-off of the Initial Notes, the First Tranche Convertible Notes and the Second Tranche Convertible Notes. At the Closing of the Merger on February 18, 2003, MAPICS paid off all of the Initial Notes (aggregate principal amount of $635,418), the First Tranche Convertible Notes (aggregate principal amount of $1,059,030) and the Second Tranche Convertible Notes (aggregate principal amount of $423,612) beneficially owned by the Funds at the face value of such notes (plus all accrued and unpaid interest).

               Exchange of the Common Stock. At the Closing of the Merger on February 18, 2003, holders of the Company's Common Stock, other than those exercising dissenters' rights, received approximately .300846 of a share of common stock of MAPICS, par value $0.01 per share (the "MAPICS Stock"), for each share of the Common Stock of the Company. Collectively, MAPICS issued 4.2 million shares of MAPICS Stock in exchange of all issued and outstanding shares of the Common Stock. At the Closing of the Merger, the Funds, Equity Funding and OIP received 1,306,787 shares of MAPICS Stock in exchange for all Common Stock beneficially owned by them (an aggregate of 4,343,715 shares of the Common Stock).

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended by deleting Item 5 in its entirety and replacing it as follows:

          As of February 18, 2003, as a result of the Closing of the Merger and the Closing Transactions

          (see Item 4 above for a description), Morgan Stanley, the Funds, MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP are no longer beneficial owners of the Common Stock, or any other securities, of the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MORGAN STANLEY


                                          By:     /s/ Dennine Bullard
                                              ---------------------------------
                                              Name:   Dennine Bullard
                                              Title:  Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MSDW VENTURE PARTNERS IV, INC.


                                          By:     /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:   Debra Abramovitz
                                              Title:  Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MSDW VENTURE PARTNERS IV, L.L.C.

                                          By:  MSDW Venture Partners IV, Inc.


                                          By:    /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MORGAN STANLEY DEAN WITTER VENTURE
                                             PARTNERS IV, L.P.

                                          By   MSDW Venture Partners IV, L.L.C.
                                               its General Partner

                                          By   MSDW Venture Partners IV, Inc.


                                          By:    /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MORGAN STANLEY DEAN WITTER VENTURE
                                             INVESTORS IV, L.P.

                                          By   MSDW Venture Partners IV, L.L.C.
                                               its General Partner

                                          By   MSDW Venture Partners IV, Inc.
                                               its Member


                                          By:    /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MORGAN STANLEY DEAN WITTER VENTURE
                                             OFFSHORE INVESTORS IV, L.P.

                                          By   MSDW Venture Partners IV, L.L.C.
                                               its General Partner

                                          By   MSDW Venture Partners IV, Inc.
                                               its Member


                                          By:    /s/ Debra Abramovitz
                                              ---------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.


                                          By:    /s/ James T. Keane
                                              ---------------------------------
                                              Name:  James T. Keane
                                              Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003


                                          ORIGINATORS INVESTMENT PLAN, L.P.

                                          By  MSDW OIP Investors, Inc.,
                                              its General Partner


                                          By:    /s/ James T. Keane
                                              ---------------------------------
                                              Name:  James T. Keane
                                              Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2003

                                          MSDW OIP INVESTORS, INC.


                                          By:    /s/ James T. Keane
                                              ---------------------------------
                                              Name:  James T. Keane
                                              Title: Vice President

                               INDEX TO EXHIBITS

Exhibit 1:     Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on May 19, 2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on July 10, 2002)

Exhibit 8: Shareholder Agreements (previously filed as Exhibit 8 to Amendment No. 5 on November 27, 2002)

Exhibit 9: Restructuring Letter (previously filed as Exhibit 9 to Amendment No. 5 on November 27, 2002)